UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED
TABLE OF CONTENTS

ITEM
1.	Presentation dated October 2014 entitled “Delivering on Plan and Driving Growth”

Delivering on Plan and Driving Growth

October 2014

Legal Disclaimer



The material that follows comprises information about GeoPark Limited ("GeoPark") and its subsidiaries, as of the date of the presentation. It has been prepared solely for informational purposes and should not be treated as giving legal, tax, investment or other advice to potential investors. The information presented or contained herein is in summary form and does not purport to be complete.

No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. Neither GeoPark nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in this presentation. The information presented or contained in this presentation is current as of the date hereof and is subject to change without notice, and its accuracy is not guaranteed. Neither GeoPark nor any of its affiliates, advisers or representatives makes any undertaking to update any such information subsequent to the date hereof.

This presentation contains forward-looking statements, which are based upon GeoPark and/or its management's current expectations and projections about future events. When used in this presentation, the words "believe," "anticipate," "intend," "estimate," "expect," "should," "may" and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. Additionally, all information, other than historical facts included in this presentation, regarding strategy, future operations, drilling plans, estimated reserves, estimated resources, future production, estimated capital expenditures, projected costs, the potential of drilling prospects and other plans and objectives of management is forward-looking information. Such statements and information are subject to a number of risks, uncertainties and assumptions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated due to many factors, including oil and natural gas prices, industry conditions, drilling results, uncertainties in estimating reserves and resources, availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services, availability of capital resources and other factors. As for forward-looking statements that relate to future financial results and other projections, actual results may be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements. Neither GeoPark nor any of its affiliates, directors, officers, agents or employees, nor any of the shareholders or under shall be liable, in any event, before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

Statements related to resources are deemed forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources will be discovered and can be profitably produced in the future. Specifically, forward-looking information contained herein regarding "resources" may include: estimated volumes and value of the Company's oil and gas resources and the ability to finance future development; and, the conversion of a portion of resources into reserves.

In light of our Rio das Contas acquisition, we have included unaudited Pro forma condensed combined financial data to illustrate the combined results of operations for GeoPark for the year ended December 31, 2013 to give Pro forma effect to the acquisition of Rio das Contas as if such acquisition had occurred as of January 1, 2013.

The information included in this presentation regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value in Chile, Colombia, Brazil, Peru and Argentina as of December 31, 2013; and estimated quantities of proved reserves, the future net revenues from those reserves and their present value for certain new discoveries made since December 31, 2013, are derived, in part, from the reports prepared by DeGolyer and MacNaughton, or D&M, independent reserves engineers. Certain reserves data, such as those based on the D&M report, were prepared under SEC standards, and certain other data were prepared under Petroleum Resources Management System (PRMS) standards.

Certain data in this presentation was obtained from various external sources, and neither GeoPark nor its affiliates, advisers or representatives has verified such data with independent sources. Accordingly, neither GeoPark nor any of its affiliates, advisers or representatives makes any representations as to the accuracy or completeness of that data, and such data involves risks and uncertainties and is subject to change based on various factors.

This presentation contains a discussion of Adjusted EBITDA, which is not an IFRS measure. We define Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards and bargain purchase gain on acquisition of subsidiaries. Adjusted EBITDA is included in this presentation because it is a measure of our operating performance and our management believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Adjusted EBITDA should not be considered a substitute for financial information presented or prepared in accordance with IFRS. Adjusted EBITDA, as determined and measured by us, should also not be compared to similarly titled measures reported by other companies.

Rounding amounts and percentages: Certain amounts and percentages included in this document have been rounded for ease of presentation. Percentage figures included in this document have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this document may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this document may not sum due to rounding.

2

Latin American Asset Base Performance and Opportunity

LARGE RISK-BALANCED PROJECT INVENTORY

Production Assets: 20,425 boe/d (1H14) Development Assets: 3P Reserves of
180-200 MMboe Exploration Assets: Resources of 500 MM to 1 billion boe
Unconventional Resource Assets: 150-200 MMboe New Project Opportunities

DIVERSIFIED CASH GENERATION

ADJUSTED EBITDA (LTM): $231 MM(1)

11.9%

            Chile 40.9% Colombia

                        Brazil 47.0%

1H14 Production*

(1) Adjusted EBITDA calculated as pro forma LTM
(*) Including pro forma production from Manati in the 1Q2014, as the acquisition closed on March 31, 2014

9,814 BOE/D
COLOMBIA

PERU

3,619 BOE/D

BRAZIL

CHILE

ARGENTINA

  74 BOE/D

6,918 BOE/D

PRODUCTION GROWTH TRACK -RECORD

CAGR '06-- '13: 58%

20,425

 20,000

 15,000  10,000 Average Daily Production (Boe/d)

 5,000

 -

2006 2007 2008 2009 2010 2011 2012 2013 1H14(*)

Proven Plan, Team and Approach

BUSINESS MODEL and CAPABILITIES

ORGANIZATIONAL
STRUCTURE and EFFICIENCIES

INTEGRATED VALUE SYSTEM: S.P.E.E.D.

Colombia Leading EandP Story in Colombia Today

[] Acquired three companies in 2012 -- and in 2 years, drilled 57 wells, discovered 11 new oil fields (6 operated) and increased production by 4+ times

[] Quickly built value by introducing new paradigms - both above and below the ground - with new play-type  and community approach
[] Increased netbacks by 30% from $34/bbl to $45/bbl
[] Added new block and exploration acreage in 2014 to continue expanding

10 Blocks             5 Operated (94% of production)
Acreage                                   0.8 MM acres
2P Reserves (1)                             16.5 MMbbl
Exploration Resources                    60-120 MMbbl
1H14 Production                             9,814 boe/d
2P R/P (2)                                     7.0 years

2014 Work Program: $70-80    MM
[] 18-23  new wells  + facilities

PRMS DandM -- Dec. 2013 (Not including 2014 discoveries) Considering 2013 production

PRODUCTION HISTORY (IN MBOE/D)

*VIM 3 Block (awarded in July 2014) is subject to final signature of contracts with ANH (scheduled for 2H14)

Colombia

Discoveries from Introducing New Geological Play-Type

LLANOS 34 BLOCK (GEOPARK OPERATED)

Discovered fields: 5
- Max
- Tua
- Tarotaro
- Aruco
- Tigana

Identified new prospects: 5
- Jacana
- Mochuelo
- Chenchena
- Tilo
- Chiricoca


3D Seismic Area (249 km2) – 2012/13
Chenchena Prospect
Chiricoca Prospect
Tilo Prospect
Max Discovered 2012
Oil Fields
Exploration Prospects
3D Seismic Program
Tigana discovered 2013
Tua discovered 2012
Tarotaro discovered 2013
Aruco discovered 2013
Jacana Prospect
Mochuelo Prospect

TIGANA FIELD DEVELOPMENT: PRODUCTION GROWTH OPPORTUNITY AND RISK PROFILE CHANGE


LLANOS 34 BLOCK
W
E
CORCEL FIELD
(Pacific Rubiales)
New 3D Seismic Area
TIGANA FIELD
TUA AND TAROTARO FIELDS
ARUCO FIELD
MAX FIELD
QUATERNARY
TERTIARY
MIRADOR + GUADALUPE Fms
CRETACEOUS
BASEMENT
Area of Interest

6

Chile Low Risk Development and Exploration in Proven Area

[] First private oil and gas producer in Chile
[] Large fully-operated  land base across the Magallanes basin, with existing reserves, production and cash flow
[] New expanded acreage in TdF to replicate proven exploration model in Fell
[] Re-balanced   to oil production and increased netbacks by 425% from $11  boe to $47  boe
[] Large shale (oil) long-term  opportunity

6 Blocks                  All operated
Acreage                 1.0 MM acres
2P Reserves(1)           45.1 MMboe
Exploration Resources 70-130 MMboe
Shale Oil Upside(2)   150-200 MMbbl
1H14 Production           6,918 boe/d
2P R/P(3)                  17.7 years

2014 Work Program: $140-155   MM
[] 32-37  wells  + seismic + facilities

(1) PRMS DandM -- Dec. 2013 (Not including 2014 discoveries) (2) Considering 1%
recovery factor (3) Considering 2013 production

PRODUCTION HISTORY (IN MBOE/D)

2006 2007 2008 2009 2010 2011 2012 2013 1H14

Gas (boe/d) Oil (bbl/d)

Chile Large Inventory of New Opportunities

MAGALLANES BASIN: IDENTIFIED PETROLEUM SYSTEMS

Oil and Gas Fields Exploration Prospects

Current Producing Reservoirs Potential Reservoirs

Brazil Positioned to Grow and Capture Opportunities

[] Largest producing gas field in Brazil: fully-developed,  cash flow producing, low-risk  asset
[] Partnership with Petrobras
[] 9 exploration blocks in proven basins
[] Tecpetrol partnership to acquire new projects

10 Blocks                9 operated
Acreage               0.1 MM acres
2P Reserves (1)          8.5 MMboe
Exploration Resources 40-80 MMboe
1H14 Production         3,619 boe/d
2P R/P (2)                 6.5 years

2014 Work Program: $10-15   MM
[] 2D and 3D seismic + facilities

(1) PRMS DandM -- Dec. 2013 (2) Considering 2013 production

PRODUCTION HISTORY (IN MBOE/D)

*PN-T-597 block, subject to ANP approval

Brazil Secure Cash Flow and Exploration Opportunities

EXPLORATION BLOCKS

PRODUCTION ASSET

RECONCAVO, POTIGUAR and SERGIPE -ALAGOAS CAMAMU -ALMADA
(Onshore Rift Basins) (Offshore Rift Basin)
PARNAIBA
A[]U FM POJUCA and SERGI FMS (Intracratonic Paleozoic Basin)
MANATI GAS FIELD

SERRARIA FM

Peru

New Country Entry / Transformational Acquisition



COLOMBIA
ECUADOR
Morona Block
Marañon Basin
BRAZIL
PERU
LIMA
PACIFIC OCEAN

- Large acreage position in one of most prolific basins in Latin America (produced over 1 billion bbls)
- Discovered oil field with opportunity to bring near term cash flow
- Similar play-type exploration prospects mapped under 3D seismic (Situche Complex) and other significant exploration potential
- Strategic partnership with Petroperu

1 Block*	Operated
Acreage	1.9 MM acres
2P Reserves (Ryder Scott Certified)	41 MMboe
2P Reserves (GeoPark Estimate)	22.5-30 MMboe
Exploration Resources	200-500 MMboe
(all at 75% WI)	

2015-2016 Work Program: $140-160 MM

- Put Situche Central field in production
- Workovers + transportation + facilities



*Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval.

11

Peru Discovered Oil and Big Upside

SITUCHE CENTRAL FIELD MORONA BLOCK

Discovery Wells
Situche Central 2X and 3X
(Short term tests of 2,400 bopd and 5,200 bopd of 34-37[] API oil)

SC 3X SC 2X MARA[]ON BASIN

Large Diversified Inventory of Reserves and Resources

DRIVERS OF ORGANIC GROWTH

[] 30 blocks in 12 basins in 5 countries / 5.5  MM acres
[] 3P reserve development opportunities: 180-200  MMboe
[] Exploration resource opportunities: 500 to 1.0  billion boe / 100+ leads and prospects

MULTI -PROJECT RISK-BALANCED PORTFOLIO*

Total Net Resources 1,000 MMBOE
500 --

Total Net 3P Reserves 180-200 MMBOE

     Exploration Resources
RISK
      3P Reserves

SIZE (MMBOE)

*Graph represents an approximation to illustrate inventory of reserves and resources. Management's estimate for resources are by nature forward -looking statements, as they involve the implied assessment based on certain estimates and assumptions that the resources can be profitably produced in the future.

10 BLOCKS
0.8 MM ACRES

1 BLOCK
1.9 MM ACRES

6 BLOCKS
1.0 MM ACRES

3 BLOCKS
1.7 MM ACRES

10 BLOCKS
0.1 MM ACRES

Number indicates # of Leads and Prospects

Drilling and Investing to Grow: 50-60 Wells / $220-250 MM in 2014

2014 CAPEX $70-80 MM

2014 CAPEX $140-155 MM

(1)Including pro forma production from Manati in the 1Q14, as the acquisition was completed on March 31, 2014

2014 CAPEX $10-15 MM

HISTORY OF EXECUTION AND DELIVERY

CAPEX AND ACQUISITIONS ($MM)

Operational Track-Record Leads to Financial Track-Record

INCREASING CASH GENERATION

ADJUSTED EBITDA ($MM): 60+% / YEAR
(CAGR '10-- '13)

BALANCED AND STRONG CASH POSITION

[] Multi-country   cash generation (99% investment grade)

[] 26% production growth translated into 60+% growth in revenues and Adjusted
EBITDA

[] 27% annual growth in operating netbacks with 30% improvement in 1H14

[] Self-funded  2014 work program

[] Strong cash flows and liquidity with $125  MM in cash as of June 2014

[] Well-managed  leverage: $369  MM total debt with long-term  maturity profile
5.6  years average life and 81% maturing in 2020

Innovative Funding Strategy and Well-Funded Balance Sheet

OVER $1 BILLION RAISED FROM DIVERSIFIED SOURCES

- **International Bond Market**
- **Commercial Bank Lending**
- **Multilateral Banking Institutions**
- **Client Prepayment Facilities**
- **Strategic Partnerships**
- **Equity Funding**

NYSE LISTING 2014: WIDER INVESTOR BASE AND LIQUIDITY

*Strong long term alignment of management with shareholders

EFFECTIVE USE OF LEVERAGE TO GROW COMPANY

LEVERAGE[1]: GROSS DEBT / ADJUSTED EBITDA



Covenant: <2.75x
3.4
4.1
2.6
1.6
1.9
1.8
2009
2010
2011
2012
2013
1H14[2,3]

[1] Ratio calculated as current plus non current borrowings / Adj. EBITDA
[2] Based on trailing 12 month financial results
[3] Does not consider Adjusted EBITDA generated by the acquired interest in the Manati Field in Brazil in the 1Q14

PROJECT AND JOINT VENTURE PARTNERS

16

Selecting and Investing in Best Shareholder Value-Adding Projects

CAPITAL ALLOCATION TRACK -RECORD AND DISCIPLINE VALUE PER SHARE AND BOTTOM
-LINE PERFORMANCE FOCUS

Economic Metrics:
[] Efficient use of capital: IRR
[] Critical mass: NPV
[] Return on equity: ROCE
[] Value added per share: VIPS
[] Cash flow profile: Payout
[] Capital requirement and availability consideration
[] Individual project impact on consolidated portfolio

SHAREHOLDER VALUE CREATION EXAMPLES

Colombia Acquisition Result*:
[] $150  - 350+ MM NPV10
[] 30 - 50+% IRR
[] Payout time: 3 to 4 years

2014 Work Program Target:
[] $100  - 130+ MM NPV10
[] 30 - 55+% IRR
[] Payout time: 2.5  to 5 years

2014 Peru Acquisition Target:
[] $300  MM - $2.0+   Billion NPV10
[] 20 - 50+% IRR
[] Payout time: 4 to 5 years

* Preliminary to-date

EXECUTION

[] Explore
[] Operate
[] Consolidate

CAPITAL ALLOCATION

Select and invest in highest quality projects based on thorough evaluation process:
[] Economic measures
[] Technical results
[] Strategic considerations
[] Funding / acquisition cost (per share)

PORTFOLIO OF OPPORTUNITIES

[] Production, Development, Exploration and Unconventional Resource Projects
[] 30 Blocks / 5.7MM Acres / 10 Basins / 5 Countries
[] New Project Acquisitions: 25+ ongoing projects in Latin America

LOOK-BACK

Outlook: Secure Consistent Growth with Big Upside Opportunity

BUSINESS MODEL COMPETITIVE ADVANTAGE

- Larger-scale risk-balanced portfolio approach
- Multiple attractive projects in multiple hydrocarbon / geographical regions
- Local talented decentralized management – unified by operational and financial synergies
- Strong low risk foundation to provide downside protection
- Large upside with potential for accelerated growth from multiple project opportunities
- More effective capital allocation to select highest quality projects across entire portfolio
- Hands-on opportunity to manage, improve and bring new ideas to individual regional businesses



Peru
Argentina
Chile
Brazil
Colombia
100,000
50,000
Boepd
Step-Change Opportunities
Example: 20% Yearly Growth
Example: 10% Yearly Growth
ON TRACK FOR 2014 TARGET
Track-Record: 53% Yearly Growth ('06-'13)
2007
2008
2009
2010
2011
2012
2013

18

Finding, Closing and Building Value on New Projects

TODAY[]S HIGHEST POTENTIAL
HYDROCARBON REGION

Successful Acquisitions and Execution

[] Rapid execution and investment on acquired assets
[] Track-record  converting assets and building value

Active Long-term   Pipeline of Projects

[] Technical approach to identify opportunities in most prolific basins
[] Near-term  production and 2P reserves development
[] Attractive and achievable exploration potential
[] GeoPark operated (preferred)
[] Target Countries: Chile, Colombia, Brazil, Peru and Mexico

Strategic Alliances
[] LGI: side-by-side    acquisitions across Latin America
[] Tecpetrol (Techint Group): strategic alliance in Brazil
[] World Bank IFC: key shareholder and partner for capital and growth

Uniquely -Positioned Oil and Gas Investment Vehicle

[] Oil-Finding  and Operating Know-How

[] Solid Asset Base with Cash Flow and Upside

[] Operational and Financial Track  Record

[] Access to Capital

[] New Project Inventory and Alliances

[] Capital Allocation and Project  Efficiencies

PORTFOLIO PROVIDES SECURE GROWTH WITH OPPORTUNITY FOR ACCELERATED UPSIDE

Company Directory

Contacts

Andr[]s Ocampo
Chief Financial Officer

Pablo Ducci
Capital Markets

Sof[]a Chellew
Investor Relations

Santiago, Chile
Nuestra Se[]ora de los []ngeles 179, Las Condes, Santiago, Chile Phone: +(56 2)
2242 9600 Email: ir@geo -park.com

www.geo-park.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 14, 2014